GREALISH & MCZEAL

A Registered Limited Liability Partnership

ATTORNEYS AND COUNSELORS AT LAW

1200 Rothwell

Houston, Texas 77002

Telephone (713) 236-0639

Facsimile (713) 223-3331

www.grealishmczeal.com

From the Desk of:

Marcellous S. McZeal

mmczeal@mgmtxlaw.com

July 29, 2010

Ms. Anne Parker

Legal Branch Chief

Division of Corporate Finance

SEC Headquarters

100 F Street, NE

Washington, DC 20549

Re:	PGI Energy Fund I Series 2010, Inc.
Registration to Withdrawal of Form 10

Dear Ms. Parker,

Based on our conversation on July 27, 2010, we would like to withdraw the recently submitted Form 10 for PGI Energy Fund 1 Series 2010, Inc.

Thank you for your attention to this matter. If you have any questions, please contact our office.

Respectfully submitted,

GREALISH & MCZEAL, LLP

BY:	/s/ Marcellous S. McZeal
Marcellous S. McZeal

MSM/am

Cc: File

  Robert Gandy